4/23

08002110

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Resources Enterprise

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 25 2008
THOMSON REUTERS

FILE NO. 82- 04177

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dle

DATE: 4/24/08

12-31-07
AR/S

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

- **Earnings grew by 79% to HK$4,961 million and earnings per share rose by 76% to HK$2.09, both are new highs**
- **Underlying net profit was up 11% to HK$2,051 million driven by the 41% profit growth of the continuing businesses, with profitability improvement shown in each of them**
- **Final dividend of HK$0.30 proposed, bringing the full year basic dividend to HK$0.45, a 13% increase from last year**

FINANCIAL HIGHLIGHTS

	2007 *HK$ million*	2006 *HK$ million*
Turnover[1]	**62,123**	65,437
Profit attributable to shareholders of the Company[1]	**4,961**	2,776
Basic earnings per share[2]	**HK$2.09**	HK$1.19
Dividend per share		
– interim	**HK$0.15**	HK$0.14
– final	**HK$0.30**	HK$0.26
	HK$0.45	HK$0.40
– special interim[3]	**HK$0.60**	HK$1.00
	At 31 December 2007 ***HK$ million***	At 31 December 2006 *HK$ million*
Equity attributable to shareholders of the Company	**22,871**	19,141
Minority interests	**7,293**	5,824
Total equity	**30,164**	24,965
Consolidated net borrowings	**4,004**	1,781
Gearing ratio[4]	**13.3%**	7.1%
Current ratio	**1.05**	1.08
Net assets per share:		
Book value	**HK$9.59**	HK$8.12

Notes:

1. The Company completed the disposal of its petroleum and related products distribution operation at the end of June 2007. This operation is presented as discontinued operation according to the Hong Kong Financial Reporting Standard 5.
2. Basic earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the year. The amount includes basic earnings per share of the discontinued operation of HK$1.09 (2006: HK$0.43).
3. Special dividend of HK$0.60 and HK$1 per share were paid in August 2007 and December 2006 in respect of the respective disposals of the Group's petroleum and related products distribution operations and the piped gas and chemical distribution business.
4. Gearing ratio represents the ratio of consolidated net borrowings to total equity.

ANALYSIS OF TURNOVER AND PROFIT

	Turnover		Profit Attributable to Shareholders ("PAS")		PAS excluding the effect of investment property revaluation and major disposal of non-core assets/investments (Note 1)	
	2007	2006	**2007**	2006	**2007**	2006
	HK$ million	*HK$ million*	***HK$ million***	*HK$ million*	***HK$ million***	*HK$ million*
Core Businesses						
- Retail	**26,008**	20,418	**521**	217	**500**	203
- Beverage	**13,304**	9,455	**303**	174	**303**	174
- Food Processing and Distribution	**7,381**	6,092	**531**	435	**471**	435
- Textile	**4,713**	4,453	**144**	61	**122**	59
- Investment Property	**375**	349	**648**	647	**240**	215
Subtotal	**51,781**	40,767	**2,147**	1,534	**1,636**	1,086
Other Businesses						
- Petroleum and Related Products Distribution (discontinued operation)	**10,610**	25,100	**2,582**	1,002	**183**	519
- Investment and Others	**-**	-	**429**	421	**429**	421
Subtotal	**10,610**	25,100	**3,011**	1,423	**612**	940
	62,391	65,867	**5,158**	2,957	**2,248**	2,026
Elimination of inter-segment transactions	**(268)**	(430)	**-**	-	**-**	-
Net corporate interest and expenses	**-**	-	**(197)**	(181)	**(197)**	(181)
Total	**62,123**	65,437	**4,961**	2,776	**2,051**	1,845

Notes:

1. For the analysis of PAS excluding the effect of investment property revaluation and major disposal of non-core assets/investments, the effect of the following transactions have been excluded in the PAS of the respective division:

   a. Net valuation surplus of approximately HK$21 million arising mainly from industrial building held by the Retail division (2006: HK$14 million) has been excluded from its results.

   b. Net gain on disposal of associates amounting to approximately HK$60 million (2006: Nil) has been excluded from the results of Food Processing and Distribution division.

   c. Net valuation surplus amounting to approximately HK$12 million arising mainly from industrial building held by the Textile division (2006: HK$2 million) and a gain on disposal of an associate amounting to approximately HK$10 million (2006: Nil) have been excluded from its results.

   d. Net valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of approximately HK$408 million (2006: HK$432 million) have been excluded from the results of the Investment Property division.

   e. The disposal of the Group's 100% equity interest in Petroleum and Related Products Distribution business was completed at the end of June 2007 with a total gain of approximately HK$2.4 billion. The gain was excluded from the result of the division. Net gain on disposal of an investment and net valuation surplus with an aggregate amount of HK$483 million had been excluded from 2006 results.

CHAIRMAN'S STATEMENT

Final Results

With the flourishing economy in the Chinese Mainland and Hong Kong, reinforced by the Group's parallel efforts to expand core consumer businesses and realize the value of non-core assets, the Group reported another record year in 2007. The Group's consolidated profit attributable to the Company's shareholders for the year ended 31 December 2007 amounted to approximately HK$4,961 million, representing an increase of 78.7% over that of 2006, the highest since our listing. Earnings per share, on a weighted average basis, was HK$2.09, also a new high, compared to HK$1.19 in 2006.

The disposal of the entire interest in the Group's non-core petroleum distribution operation in Hong Kong was completed in June 2007 and generated a gain of HK$2,399 million. Excluding the turnover contribution of the discontinued operation in petroleum and related products distribution, the Group's consolidated turnover for the year ended 31 December 2007 amounted to approximately HK$51,513 million, representing an increase of 27.7% from the previous year.

The strong performance of core consumer-related businesses had compensated for the loss in profit contribution from this divested operation. Excluding the after-tax effect of revaluation of investment properties and major disposals, the Group's underlying consolidated profit attributable to the Company's shareholders would have increased by 11.2% for the year ended 31 December 2007 driven by the 50.6% growth of the core consumer-related businesses.

Dividends

The Board recommends a final dividend of HK$0.30 per share for 2007 (2006: HK$0.26 per share) payable on or about 13 June 2008 to shareholders whose names appear on the Register of Members of the Company on 26 May 2008. Together with the interim dividend of HK$0.15 per share, the total distribution for 2007 will amount to HK$0.45 per share (2006: HK$0.40 per share). This represents an increase of 13% over 2006, excluding the payment of special dividends. Special dividends of HK$0.60 per share and HK$1 per share were paid in August 2007 and December 2006 respectively in respect of the sequential disposals of the Group's petroleum and related products distribution operations in Hong Kong and the Chinese Mainland.

Closure of Register

The Register of Members will be closed from 26 May 2008 to 29 May 2008, both days inclusive. In order to be eligible for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 23 May 2008.

Strategy Implementation

Corporate Strategy

To accomplish its objective of becoming the largest consumer company in China, the Group has been investing in the core consumer businesses to enhance market position, improve competitiveness and develop platform for future growth. For the year ended 31 December 2007, the Group incurred nearly HK$10 billion on capital expenditure, 1.5 times more than that of 2006, with a majority on beverage and retail businesses. Major acquisitions during the year included the residual minority interest in the brewery operations in Sichuan Province and seven breweries in Liaoning Province, Anhui Province, Hunan Province, Guizhou Province as well as the Inner Mongolia Autonomous Region. In addition, there were investments in the greenfield breweries under construction and existing breweries under renovation for capacity upgrade. The capital expenditure on our supermarket operation last year was mainly for new store opening and purchase of store properties. A total of approximately 230 supermarket stores were opened during the year. Our food business also upgraded its marine fishing fleet and added a meat processing company in Hangzhou.

Concurrently, the Group has been divesting businesses or assets which are outside our core portfolio or which lack critical mass. Last year, the petroleum distribution operation in Hong Kong was divested in June for HK$4,000 million and generated a gain of HK$2,399 million. This completed the disposal of the entire petroleum and related products distribution business.

The Group is also making satisfactory progress in the implementation of our retail-led distribution strategy. The Group's food, beverage and textile businesses have started to form part of the supply chain for our supermarket operation. In particular, the food business, which has a long history of supplying fresh meat, vegetables, rice and other food products to our supermarkets in Hong Kong, is currently one of their largest suppliers. "SNOW", our national brand for beer, is also sold extensively in our mainland supermarkets.

The Group has also been accelerating its investments in the Chinese Mainland. For the year under review, about 66.7% of turnover and 31.3% of profit before tax was from the mainland, compared with 59.3% and 41.4% respectively in the year ended 31 December 2006. The reduction in significance of pre-tax profit from the Chinese Mainland was mainly due to the distortion caused by the gain from the divestment of non-core petroleum distribution operation in Hong Kong.

Business Strategy

Whilst the mainland consumer market is full of opportunities, the Group adheres to an overall principle of district dominance so that economies of scale can be achieved swiftly in the targeted district. A culture on cost efficiency in daily operation, looking for concurrent cost control and productivity enhancement, has also been promulgated internally. Effective means include centralized procurement, streamlining management functions as well as strengthening supplier relationship.

Differentiation via branding is crucial in the highly competitive mainland consumer market. Our brewery business is developing "SNOW" as a national brand complemented by other district and local brands. "SNOW" targets the younger generation, with marketing theme associated with "great expedition". On the other hand, our supermarket operation promotes its leading presence in the Chinese Mainland and the image of a distinguished retailing chain via enhanced service and store format innovation. The "Ng Fung" brand of high quality food, including fresh meat and general food items, has been well established by our food business, commanding a price premium in the market.

Besides, the hypermarket of our supermarket operation has adopted a trade up strategy by improving its merchandise mix and layout as well as adding more fashionable and higher end products. Taking some attributes of a department store, complementary tenants in apparel, lifestyle and food are introduced. Our beverage business has been reforming its distribution channels to enhance distribution efficiency. Our food business is exploiting the mainland fresh meat market for growth with three projects in Shanghai, Shenzhen and Hangzhou. Our textile business focuses on the niche products, including MAKO yarns, denim casual wears and nylon textured yarns. A gradual increase is expected in the value-added yarn and fabric products following its technology upgrade program.

Consumer demand is increasingly complex pursuing not just price competitiveness but also quality and personal touch. We pursue an ongoing re-modeling exercise so as to improve core competence. After three years of refinement, the high-end lifestyle supermarket stores, Olé, is now more mature. This format has strong appeal to upscale shoppers. The Group has also piloted the convenience store "Vango" in Shenzhen and Hong Kong. In Hong Kong, Chinese Arts & Crafts 中藝 has strengthened its private labels - Artistic Palace 天工閣 in apparels and Home Art 天藝廊 in handicrafts. A specialty jewelry store targeting the younger generation has also been opened.

Operating Environment

The mainland consumer market continues to develop rapidly although it is still fragmented. In 2007, retail sales in the Chinese Mainland increased by 16.8% to about RMB8,921 billion.

Last year, the growth of the mainland brewery market remained robust with total production volume increased by 13.8% to 39.3 million kiloliters. This is to be compared with 12.7% in 2006. In 2007, the Group's brewery operation enjoyed a market share of about 18% whereas the top three players accounted for approximately 41% of the market, compared with 39% in 2006 and 36% in 2005.

In 2007, the production of cotton yarns and fabrics in the Chinese Mainland increased by 15.9% and 15.1% over the previous year respectively. Our focus on technology upgrade and rationalizing products with the aim to produce more upmarket products remains unchanged. Quality high-end yarns are gradually replacing low-end yarns and fabrics in our product mix. During this adjustment process, our yarns production increased by 13.4% and fabrics production decreased by 13.1% over 2006.

As disposable incomes rise and living standards improve, the proportion of household earnings on good quality food will increase. However, pig farms in the Chinese Mainland were disrupted last year by a severe disease outbreak among hogs and higher feed prices. Coupled with growing affluence of the Chinese economy and the cyclical supply shortage, the mainland pork industry suffered from a contraction, leading to an estimated decrease of approximately 9% in consumption in 2007 and a sharp rise in retail pork prices.

The Hong Kong economy further strengthened last year. Retail sales increased by 12.8% alongside rising domestic consumer confidence and buoyant tourism. Supermarket sales and department store sales increased by 5.9% and 12.7% respectively in 2007 over the previous year. For fresh meat consumption, imported and locally produced live pigs and cattle amounted to about 1,767,000 heads and 41,000 heads respectively in 2007. This represents a decline of 11% for both when compared to 2006. The reduction in supply of livestock had stimulated the demand for frozen pork and beef, which rose by 6% to a total of about 205,000 tonnes last year.

Corporate Governance

The Board recognizes the importance of good corporate governance for the continued success of the Group's business and in meeting the reasonable expectation of its shareholders and other stakeholders that the Group conducts all business activities with the highest standards of responsibility, integrity and compliance with all laws.

Transparency and information disclosure are two key elements of the Group's corporate governance framework as access to adequate, accurate and timely information enables the proper monitoring of the conduct of its business, thereby enhancing accountability. Since November 2002, the Group has been producing quarterly financial and operational review on a voluntary basis. It is the first conglomerate company among the constituent stocks in the Hang Seng Index to initiate such a move, well before the Hong Kong Stock Exchange made it a recommended best practice for main board listed issuers.

The Board has a long-standing commitment to good corporate governance practices and its efforts in pursuing this undertaking has been consistently recognized in recent years. In 2007, the Group received the following accolades:

- it was named as one of the "Best in Corporate Governance, China" by The Asset;
- it was selected as one of the recipients of the "Recognition Awards 2007 – Asia's Best Companies for Corporate Governance" by Corporate Governance Asia;
- it was rated one of the companies with the best corporate governance and best investor relations in China by FinanceAsia; and
- it was named one of the outstanding enterprises among blue-chip companies in Hong Kong by the Economic Digest.

The Board believes that an effective corporate governance framework is essential to the Group's sustained performance and upholding it will continue to be a high priority at the Company.

Internal Control

The Board is responsible for the development and effective implementation of the Group's systems of internal control to ensure the accomplishment of corporate goals, smooth running of the operations, assets and stakeholders' interest are safeguarded as well as reliability of financial statements. The Group adopts the control frameworks outlined by both the Committee of

Sponsoring Organizations of the Treadway Commission ("COSO") in the United States and the Hong Kong Institute of Certified Public Accountants as our standards in establishing control systems and the best practice among our group companies.

The Board conducts regular review of the Group's internal control system. For the year ended 31 December 2007, the Board has reviewed and is satisfied with the effectiveness of the Group's current internal control system in place. A detailed elaboration of the Group's internal control system is set out in full in the Corporate Governance Report of the Annual Report.

Investor Relations

We believe keeping the investment community fully informed of the Group's latest strategies and business developments encourages shareholders and potential investors to properly assess the Company's value and boosts investor confidence. To this end we seek to have an active, open and ongoing dialogue with investors and analysts and has implemented a tripartite communication system among investors, senior management and operational management.

We take a multifaceted approach to reach out to the investment community. During the year, we continued our practice to conduct an annual global roadshow and the focus was on the supermarket, beverage and food businesses. Senior management of the headquarters together with chief executives from the businesses met with institutional investors in Europe, the United States and Asia. In addition, we hosted the Corporate Day for analysts and fund managers. During the three-day tour, the Company led the participants to visit the supermarkets in Shaanxi Province and our brewery operations in Sichuan Province. In 2007, top management along with senior management of different business units met with over 1,300 analysts and fund managers in about 240 meetings including one-on-one meetings, site visits, luncheons as well as conferences arranged by financial institutions.

Share Performance

CRE's share price rose 49.9% to HK$33.50 in 2007, outperforming the Hang Seng Index by 7.6%. During the year, its daily closing share price hit a post-Asian financial crisis high of HK$35.65 on 11 October 2007. The lowest closing price was HK$19.76. CRE's market capitalization also grew 51.6% to HK$79,889 million in the year.

Dividend Payout Ratio

The Group has long had a goal of gradually improving its basic cash dividend payout ratio and has continuously delivered upon this goal. We plan to pay basic cash dividends that balance the cash generated from the growth of the company's earnings with the cash needed to fuel future profit growth. In addition, special dividends would be considered for exceptional events, subject to the prevailing financial position, funding needs and market environment. In 2007, a special cash dividend of HK$0.6 per share was paid following the disposal of the Group's petroleum distribution operation in Hong Kong. Over the past five years, special dividends were also distributed in 2003 and 2006 during which the non-core assets in building materials and piped gas and chemical distribution operations in the Chinese Mainland were divested.

Total Shareholder Return

With the gradual re-alignment of our business focus on the consumer sector, robust operating performance and good corporate governance practices, CRE's shares achieved a total return for shareholders of 506.0% over the past five years, as measured by share price appreciation and reinvested dividend. This is considerably higher than that of the Hang Seng Index and the Hang Seng Commerce & Industry Index. For the year 2007, the total return for shareholders was 54.8%, compared to the average 43.2% of the Hang Seng Index and 59.6% of the Hang Seng Commerce & Industry Index.

Prospects

In 2007, the Group once again achieved record results, underlining the tremendous progress of our transformation into a focused consumer play. With the exit from the petroleum business now completed, the Group will devote all resources to the core businesses for solid future growth.

Beginning with a modest presence, our supermarket operation has gradually built up a leading market share in the targeted districts of the Chinese Mainland, and profitability has increased accordingly. To push business performance, we emphasize same store growth, cost efficiency and supplier relationship; and the results have been encouraging. Last year's same store growth of 9.5% was indeed the highest in recent years and margins improved further. To maintain this momentum, the major tasks for this year will be operational streamlining, execution of national supplier contracts and store format standardization.

Annual beer consumption per capita has doubled in the Chinese Mainland over the past ten years to about 30 liters in 2007 driven by the increase in household income, urbanization and marketing efforts of the major brewers. To capitalize on the market opportunities, we have been expanding in a disciplined manner via acquisitions, greenfield investments and capacity upgrade. With a 30.7% growth in sales volume last year driven by the 68.6% growth of our national brand, "SNOW", our position as the largest brewer and the owner of the single largest beer brand on the mainland in terms of sales volume has been further strengthened. While the brewing industry is facing rising input cost pressure, we have been enhancing our procurement and operational efficiency as well as passing on part of the impact to consumers. Our underlying progress in recent years will carry on.

As their incomes rise, Chinese consumers are demanding greater quality and safety in food. The meat processing projects in Shanghai and Shenzhen reported overall increase in slaughtering volume last year in spite of the surge in pork prices. Coupled with the initial contribution from the Hangzhou project, there was higher profit contribution from the mainland projects. Our food business has firmly established a business platform for future expansion in the major mainland cities. In Hong Kong, the opening of the market of live pig imports from the Chinese Mainland has increased competition. We will embrace the challenge by further enhancing our supply chain efficiency and developing "Ng Fung" brand as high quality fresh meat, commanding a strong premium brand image. Our network and reputation will put us in a favorable position to compete with others.

The Group's textile business reported strong recovery in 2007 in line with our re-positioning to concentrate on products with better competitiveness and margins. Textile trade restrictive measures are now gradually removed but lower end market remains very competitive. In view of this, we have established our niche in higher end yarn and nylon products to match strong overseas demand for high quality shirts and stockings. We are also targeting denim casual wears to lead our garment export. Measures will be considered to further enhance the value chain of fabric products.

The Chinese economy continues to develop at a rapid pace. However, consumption's share of Gross Domestic Product ("GDP") remains low for the Chinese Mainland as compared to the developed countries, offering the Group tremendous growth opportunities. Following the central government's efforts to boost consumption for balanced and sustainable economic development, its significance is rising relative to investment and exports. Hong Kong economy was vibrant in 2007 with marked improvement in employment and consumer sentiment. Although economic growth is expected to be slower this year, it will still be a respectable level in the region backed by closer economic integration with the Chinese Mainland.

The worsening economic environment in the United States, triggered by its housing market and subprime mortgages, has created ripple effects on global economies and credit markets. Whilst the situation may deteriorate further, China is well positioned to mitigate the negative effects with sound economic fundamentals. Despite the central government's efforts to curb inflation and prevent the economy from overheating, maintaining a stable and relatively fast economic growth remains a priority. These factors present excellent opportunities for our consumer businesses to further grow and prosper.

Appreciation

On behalf of the Board of Directors, I would like to take this opportunity to express our sincere thanks and appreciation to Mr. Keung Chi Wang, Ralph, Mr. Qiao Shibo, Mr. Xie Shengxi and Mr. Zhu Dan for their valuable contributions to the Company during their years as directors and vice president of the Company. I am extremely pleased to welcome Mr. Du Wenmin and Mr. Li Fuzuo, who joined the Board as Non-Executive Directors in September 2007 and February 2008 respectively, and to congratulate Mr. Chen Long and Ms. Guo Jinqing on their promotions to Vice Presidents.

The sterling results for the Group are only possible with the dedication and efforts of our people at all levels and I thank them sincerely for their considerable achievements in 2007. I also wish to express our utmost appreciation to our shareholders, customers, business partners and other stakeholders for the confidence and support they have shown us.

Song Lin
Chairman

Hong Kong, 31 March 2008

2007 RESULTS

The Directors of China Resources Enterprise, Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2007 as follows:

CONSOLIDATED PROFIT AND LOSS ACCCOUNT

For the year ended 31 December 2007

	Notes	**2007** *HK$ million*	2006 *HK$ million* (Restated)
Continuing operations			
Turnover		**51,513**	40,337
Cost of sales		**(38,950)**	(30,401)
Gross profit		**12,563**	9,936
Other income	*4*	**1,668**	1,237
Selling and distribution expenses		**(8,033)**	(6,238)
General and administrative expenses		**(2,419)**	(2,021)
Finance costs	*5*	**(480)**	(386)
Share of net results of associates		**353**	333
Profit before taxation		**3,652**	2,861
Taxation	*6*	**(764)**	(562)
Profit for the year from continuing operations	*7*	**2,888**	2,299
Discontinued operation			
Profit for the year from discontinued operation	*7,8*	**2,582**	1,026
Profit for the year		**5,470**	3,325
Attributable to:			
Shareholders of the Company		**4,961**	2,776
Minority interests		**509**	549
		5,470	3,325
Earnings per share	*10*		
From continuing and discontinued operations			
Basic		**HK$2.09**	HK$1.19
Diluted		**HK$2.07**	HK$1.17
From continuing operations			
Basic		**HK$1.00**	HK$0.76
Diluted		**HK$0.99**	HK$0.75

CONSOLIDATED BALANCE SHEET

At 31 December 2007

	Notes	2007 HK$ million	2006 HK$ million
Non-current assets			
Fixed assets			
- Investment properties		7,299	5,899
- Interests in leasehold land held for own use under operating leases		2,488	1,950
- Other property, plant and equipment		20,089	15,191
Goodwill		6,133	3,481
Other intangible assets		81	113
Interests in associates		1,447	1,153
Available for sale investments		46	53
Prepayments		205	467
Deferred taxation assets		119	123
		37,907	28,430
Current assets			
Stocks		9,080	6,725
Trade and other receivables	11	5,241	5,366
Derivative financial instruments		-	163
Taxation recoverable		20	14
Pledged bank deposits		38	-
Cash and bank balances		8,405	7,056
		22,784	19,324
Current liabilities			
Trade and other payables	12	(16,565)	(12,554)
Derivative financial instruments		(4)	(167)
Short term loans		(4,944)	(4,997)
Taxation payable		(268)	(208)
		(21,781)	(17,926)
Net current assets		1,003	1,398
Total assets less current liabilities		38,910	29,828
Non-current liabilities			
Long term liabilities		(7,503)	(3,840)
Deferred taxation liabilities		(1,243)	(1,023)
		30,164	24,965
Capital and reserves			
Share capital		2,385	2,358
Reserves		20,486	16,783
Equity attributable to shareholders of the Company		22,871	19,141
Minority interests		7,293	5,824
Total equity		30,164	24,965

Notes:

1. Basis of preparation

The announcement has been presented in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

The financial statements for the year ended 31 December 2007 have been prepared in accordance with accounting principles generally accepted in Hong Kong.

2. Principal Accounting Policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006 except for the adoption of the standard, amendment and interpretations mentioned below.

Adoption of new and revised accounting standard, amendment and interpretations

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRS") that are effective or available for early adoption for the financial year beginning 1 January 2007. In the current year, the Group has adopted the following standard, amendment and interpretations, which are relevant to the Group's operations for the financial year ended 31 December 2007.

HKAS 1 (Amendment)	Capital Disclosure
HKFRS 7	Financial Instruments: Disclosures
HKFRS Interpretation 7	Applying the Restatement Approach under HKAS 29 "Financial Reporting in Hyperinflationary Economies"
HKFRS Interpretation 8	Scope of HKFRS 2
HKFRS Interpretation 9	Reassessment of Embedded Derivatives
HKFRS Interpretation 10	Interim Financial Reporting and Impairment

The adoption of the above standard, amendment and interpretations had no material effects on the Group's results and financial position and did not result in substantial changes to the Group's accounting policies. No prior year adjustment has been made.

Accounting standards and interpretations that are not yet effective

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKAS 27 (Revised)	Consolidated and Separate Financial Statements
HKFRS 2 (Amendment)	Share-based Payment – Vesting Conditions and Cancellation
HKFRS 3 (Revised)	Business Combinations
HKFRS 8	Operating Segments
HKFRS Interpretation 11	HKFRS 2 – Group and Treasury Share Transactions
HKFRS Interpretation 12	Service Concession Arrangements
HKFRS Interpretation 13	Customer Loyalty Programmes
HKFRS Interpretation 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction

The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the Group's results of operations and financial position.

3. Segment information

Segment information is presented in respect of the Group's primary business segment and secondary geographical segment in accordance with the Group's internal financial reporting.

Business segments

	Retail HK$ million	Beverage HK$ million	Food Processing and Distribution HK$ million	Textile HK$ million	Investment Property HK$ million	Investments and Others HK$ million	Elimination HK$ million	Continuing Operations Total HK$ million	Petroleum and Related Products Distribution (Discontinued Operation) HK$ million	Total HK$ million
For the year ended 31 December 2007										
TURNOVER										
External sales	25,943	13,279	7,232	4,713	346	-	-	51,513	10,610	62,123
Inter-segment sales*	65	25	149	-	29	-	(268)	-	-	-
Total	26,008	13,304	7,381	4,713	375	-	(268)	51,513	10,610	62,123
Segment result	937	884	682	265	830	(3)		3,595	251	3,846
Unallocated corporate expenses								(94)	-	(94)
Interest income								278	13	291
Profit on disposal of discontinued operation								-	2,399	2,399
Finance costs								(480)	(23)	(503)
Share of net results of associates	-	-	9	(1)	-	345		353	-	353
Taxation								(764)	(58)	(822)
Profit for the year								2,888	2,582	5,470
As at 31 December 2007										
ASSETS										
Segment assets	15,797	23,272	5,126	5,640	7,406	1		57,242	-	57,242
Interests in associates	-	-	190	40	-	1,217		1,447	-	1,447
Deferred taxation assets								119	-	119
Taxation recoverable								20	-	20
Unallocated corporate assets								1,863	-	1,863
Consolidated total assets								60,691	-	60,691
LIABILITIES										
Segment liabilities	7,593	12,409	1,209	2,058	377	4		23,650	-	23,650
Taxation payable								268	-	268
Deferred taxation liabilities								1,243	-	1,243
Unallocated corporate liabilities								5,366	-	5,366
Consolidated total liabilities								30,527	-	30,527
OTHER INFORMATION										
Capital expenditure	2,129	6,234	542	746	277	2		9,930	2	9,932
Depreciation and amortisation	599	630	150	197	6	2		1,584	26	1,610
Impairment loss recognised	7	55	-	3	-	6		71	-	71

3. Segment information – continued

	Retail HK$ million	Beverage HK$ million	Food Processing and Distribution HK$ million	Textile HK$ million	Investment Property HK$ million	Investments and Others HK$ million	Elimination HK$ million	Continuing Operations Total HK$ million	Petroleum and Related Products Distribution (Discontinued Operation) HK$ million	Total HK$ million
For the year ended 31 December 2006										
TURNOVER										
External sales	20,363	9,432	5,769	4,453	320	-	-	40,337	25,100	65,437
Inter-segment sales*	55	23	323	-	29	-	(430)	-	-	-
Total	20,418	9,455	6,092	4,453	349	-	(430)	40,337	25,100	65,437
Segment result	467	753	559	169	779	(1)		2,726	664	3,390
Unallocated corporate expenses								(90)	-	(90)
Interest income								243	30	273
Profit on disposal of discontinued operation								35	482	517
Finance costs								(386)	(68)	(454)
Share of net results of associates	-	-	1	(3)	-	335		333	-	333
Taxation								(562)	(82)	(644)
Profit for the year								2,299	1,026	3,325
As at 31 December 2006										
ASSETS										
Segment assets	12,207	13,703	3,999	4,703	6,752	55		41,419	3,779	45,198
Interests in associates	-	-	186	44	-	923		1,153	-	1,153
Deferred taxation assets								123	-	123
Taxation recoverable								12	2	14
Unallocated corporate assets								1,266	-	1,266
Consolidated total assets								43,973	3,781	47,754
LIABILITIES										
Segment liabilities	5,828	5,924	1,154	1,605	334	4		14,849	2,190	17,039
Taxation payable								166	42	208
Deferred taxation liabilities								1,003	20	1,023
Unallocated corporate liabilities								4,519	-	4,519
Consolidated total liabilities								20,537	2,252	22,789
OTHER INFORMATION										
Capital expenditure	1,214	1,744	148	452	165	1		3,724	216	3,940
Depreciation and amortisation	547	553	144	182	4	1		1,431	127	1,558
Impairment loss recognised	2	19	-	4	-	-		25	-	25

** Inter-segment sales were charged at prevailing market rates*

3. Segment information – continued

Geographical segments

	2007			2006		
	Turnover	**Segment assets**	**Additions to segment assets**	Turnover	Segment assets	Additions to segment assets
	HK$ million	***HK$ million***	***HK$ million***	*HK$ million*	*HK$ million*	*HK$ million*
Hong Kong	**17,331**	**12,082**	**127**	23,441	13,182	161
Chinese Mainland	**41,434**	**43,966**	**9,717**	38,786	29,888	3,676
Other Countries	**3,358**	**1,194**	**88**	3,210	2,128	103
	62,123	**57,242**	**9,932**	65,437	45,198	3,940

4. Other income

	2007	2006
	HK$ million	*HK$ million*
Other income includes the following:		
Continuing operations		
Dividends from unlisted available for sale investments	**3**	4
Interest income	**278**	243
Valuation gain on investment properties	**567**	526
Profit on disposal of subsidiaries/business	**-**	35
Profit on disposal of interests in associates	**78**	1
Discontinued operation		
Dividends from unlisted available for sale investments	**1**	3
Interest income	**13**	30
Valuation gain on investment properties	**-**	2

5. Finance costs

	2007	2006
	HK$ million	*HK$ million*
Continuing operations		
Interest on finance leases	**-**	1
Interest on bank loans and other loans wholly repayable within five years	**469**	373
Interest on other loans not wholly repayable within five years	**-**	5
Financing charges	**11**	10
	480	389
Less: Amount capitalised in cost of qualifying assets	**-**	(3)
	480	386
Discontinued operation		
Interest on bank loans and other loans wholly repayable within five years	**18**	65
Financing charges	**5**	3
	23	68
	503	454

6. Taxation

	Current taxation *HK$ million*	Deferred taxation *HK$ million*	2007 Total *HK$ million*	2006 Total *HK$ million*
Continuing operations				
Hong Kong	145	97	242	202
Chinese Mainland	505	17	522	359
Overseas	-	-	-	1
	650	114	764	562
Discontinued operation				
Hong Kong	58	(2)	56	80
Chinese Mainland	-	-	-	1
Overseas	2	-	2	1
	60	(2)	58	82
	710	112	822	644

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the year. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

On 16 March 2007, the People's Republic of China promulgated the Law of the People's Republic of China on Enterprise Income Tax (the "New Law") by Order No.63 of the President of the People's Republic of China. On 6 December 2007, the State Council issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate to 25% from 1 January 2008 with certain transitional arrangement. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realised or the liability is settled.

7. Profit for the year

	2007 *HK$ million*	2006 *HK$ million*
Profit for the year has been arrived at after charging:		
Continuing operations		
Depreciation		
- Owned assets	1,574	1,411
- Assets held under finance leases	1	4
Amortisation of other intangible assets (included in general and administrative expenses)	9	16
Discontinued operation		
Depreciation		
- Owned assets	22	104
- Assets held under finance leases	4	8
Amortisation of other intangible assets (included in general and administrative expenses)	-	15

8. Discontinued operation

The Company completed the disposal of its petroleum and related products distribution business at a cash consideration of approximately HK$4 billion at the end of June 2007 to an independent third party.

The results of the discontinued operation included in the consolidated profit and loss account are set out below:

	2007	2006
	HK$ million	*HK$ million*
Profit for the year from discontinued operation		
Revenue	10,750	25,796
Expenses	(10,509)	(24,688)
Profit before taxation	241	1,108
Taxation	(58)	(82)
Profit after taxation	183	1,026
Profit on disposal of discontinued operation	2,399	-
	2,582	1,026
Profit for the year attributable to:		
Shareholders of the Company	2,582	1,002
Minority interests	-	24
	2,582	1,026
Net assets of discontinued operation disposed of	1,600	-

9. Dividends

	2007	2006
	HK$ million	*HK$ million*
Additional final dividend paid for the previous year as a result of exercise of share options	1	1
2007 interim dividend paid of HK$0.15 (2006: HK$0.14) per ordinary share	**357**	328
2007 special interim dividend paid of HK$0.60 (2006: HK$1) per ordinary share	**1,427**	2,356
2007 proposed final dividend of HK$0.30 (2006: HK$0.26) per ordinary share	**716**	616
	2,501	3,301

At the meeting held on 31 March 2008 the directors proposed final dividend of HK$0.30 (2006: HK$0.26) per ordinary share. This proposed dividend, which is calculated on the Company's number of ordinary shares as at the date of the board meeting, is not recognised as a liability in these financial statements. The total dividends paid by the Company, including the final dividend for the year 2006, amounting to HK$2,401 million (2006: HK$3,265 million) are reflected in the current year financial statements.

10. Earnings per share

	2007 *HK$ million*	2006 *HK$ million*
For continuing and discontinued operations		
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings		
Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	**4,961**	2,776
Interest saving on exercise of convertible bonds	**-**	50
Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share	**4,961**	2,826

	2007	2006
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,374,697,717**	2,325,474,383
Effect of dilutive potential ordinary shares:		
- Share options	**20,615,831**	36,205,744
- Convertible bonds	**-**	49,148,795
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,395,313,548**	2,410,828,922

	2007 *HK$ million*	2006 *HK$ million*
For continuing operations		
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings		
Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	**4,961**	2,776
Less:		
Profit attributable to shareholders of the Company from discontinued operation	**(2,582)**	(1,002)
Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share from continuing operations	**2,379**	1,774
Interest saving on exercise of convertible bonds	**-**	50
Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share from continuing operations	**2,379**	1,824

The denominators used are the same as those detailed above for both basic and diluted earnings per share.

For discontinued operation

Basic earnings per share for the discontinued operation is HK$1.09 per share (2006: HK$0.43 per share) and diluted earnings per share for the discontinued operation is HK$1.08 per share (2006: HK$0.42 per share), based on the profit attributable to shareholders of the Company from the discontinued operation of HK$2,582 million (2006: HK$1,002 million) and the denominators detailed above for the both basic and diluted earnings per share.

11. Trade and other receivables

	2007 HK$ million	2006 HK$ million
Trade receivables	1,676	2,661
Provision for doubtful debts	(165)	(149)
	1,511	2,512
Other receivables, deposits and prepayments	3,698	2,817
Amounts due from fellow subsidiaries	11	12
Amounts due from associates	21	25
	5,241	5,366

The Group normally trades with its customers under the following credit terms:

a) cash upon delivery; and
b) open credit within 60 days

The following is the aging analysis of trade receivables at the balance sheet date:

	2007 HK$ million	2006 HK$ million
0 – 30 days	1,000	1,874
31 – 60 days	207	357
61 – 90 days	108	120
> 90 days	196	161
	1,511	2,512

The fair value of the Group's trade and other receivables at balance sheet date was approximate to the corresponding carrying amount.

12. Trade and other payables

	2007 HK$ million	2006 HK$ million
Trade payables	6,901	6,017
Other payables and accruals	9,582	6,430
Provisions	-	31
Amounts due to fellow subsidiaries	56	57
Amounts due to associates	26	19
	16,565	12,554

The following is an aging analysis of trade payables at the balance sheet date:

	2007 HK$ million	2006 HK$ million
0 – 30 days	3,962	3,847
31 – 60 days	1,655	1,288
61 – 90 days	536	330
> 90 days	748	552
	6,901	6,017

The fair value of the Group's trade and other payables at balance sheet date was approximate to the corresponding carrying amount.

13. Other Information

The consolidated financial statements of the Company and its subsidiaries for the year ended 31 December 2007 have been reviewed by the Audit Committee of the Company and audited by the Company's auditor, Deloitte Touche Tohmatsu. The unqualified auditors' report will be included in the Annual Report to shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

The Group's retail division showed an encouraging improvement in its operating results in 2007, mainly contributed by sustained organic growth in the retail operation and the robust economy in both the Chinese Mainland and Hong Kong. Turnover and attributable profit amounted to HK$26,008 million and HK$521 million respectively, representing an increase of 27.4% and 140.1% over 2006.

For the year under review, price inflation and bank lending accelerated in the Chinese Mainland triggering further macroeconomic adjustment measures from the central government to prevent the economy from overheating. The mainland economy remained robust in 2007 with a 11.4% growth in GDP. Improvement in the people's wealth and an increase in disposable income have fuelled personal consumption and driven up the level of retail sales. A year-on-year 16.8% growth in total retail sales of consumer goods was recorded. In addition, the consumer price index increased by 4.8%, mainly due to a substantial increase in food prices. The Group's consumer businesses have thus benefited as a whole.

With flourishing economy, improved employment market and buoyant real estate market in Hong Kong, local consumption expenditure showed steady growth in 2007.

Supermarket and Logistics

Turnover of the supermarket and logistics operation for 2007 was HK$23,188 million, representing an increase of 27.5% over 2006. Attributable profit for 2007 amounted to HK$363 million, representing an increase of 1.39 times.

As at the end of December 2007, the Group operated a total of approximately 2,400 stores in the Chinese Mainland and Hong Kong, of which approximately 50.9% were self-operated and the rest were franchised stores. The supermarkets are mainly operated under the brands of "華潤萬家 vanguard", "華潤蘇果 CHINA RESOURCES SUGUO" and "蘇果 SUGUO". Major store formats are hypermarket, superstore, supermarket and convenience store. Particularly, several convenience stores under the brand "Vango" were opened in Shenzhen and Hong Kong at the end of last year. In terms of geographical contribution, Eastern and Central China, Southern China, Hong Kong and Northern China respectively accounted for 58.5%, 26.9%, 9.8% and 4.8% of the operation's turnover for the year under review.

The turnover for the year under review increased through new store openings and organic growth. Over the years, the operation has adopted a multi-format approach and a district dominance strategy. Stock turnover has improved via enhancement of product mix, category and assortment management to cater for customer preferences as well as store and supply chain management. Coupled with better price negotiation with suppliers and stringent cost controls, profitability improved accordingly throughout the same period, and the operation continued to report remarkable result in 2007. Overall same store growth of 9.5% was recorded for the year, in particular a 10.2% increase was achieved for the Chinese Mainland. In terms of geographical segment, Eastern and Central China, Southern China, Hong Kong and Northern China respectively recorded same store growth of 8.6%, 14.9%, 2.2% and 3.1%. The consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for 2007 amounted to HK$1,051 million, representing a 35.9% growth over that of 2006. The EBITDA of the Chinese Mainland and Hong Kong operations were HK$785 million and HK$266 million respectively.

To further increase the market share in Eastern China, certain superstores were opened in Ningbo and Shaoxing, but their preliminary performance still needed improvement and has lowered the attributable profit from the Eastern China operation. The operation is making efforts to rationalize the supply chain in the regions in order to reduce purchase costs. In addition, cost pressure from escalating store rentals upon tenancy renewal will also impact its profitability.

To brave the prevailing keen competition in the retail market, the Group aims to improve operational efficiency to drive profitability and focus on the development of hypermarkets in the current year. The Group will continue to enhance existing operation, open new stores in target districts and explore acquisition opportunities in order to raise market presence in the regions.

Brand-fashion Distribution

The brand-fashion distribution segment reported turnover and attributable profit for 2007 of HK$2,029 million and HK$98 million respectively, representing an increase of 30.7% and 276.9% over 2006.

For the year under review, the "Esprit" brand reported satisfactory growth in turnover by active product promotions, store facelift and enhanced product design, together with improved operating efficiency and economies of scale. As at the end of December 2007, the "Esprit" brand distribution network comprised over 840 self-operated and franchised stores in the Chinese Mainland. Both self-operated stores and franchised stores achieved satisfactory results with the former recording same store turnover growth of 15.2% for the year. The cessation of distributing certain brands in 2006 also partly accounted for the improvement in profitability.

Other Retail Stores

Other retail stores segment reported turnover and attributable profit for 2007 of HK$791 million and HK$60 million respectively, representing an increase of 16.7% and 53.8% over 2006. As at the end of December 2007, the Group's chain of retail stores consisted of 5 Chinese Arts & Crafts 中藝 stores in Hong Kong and 41 CR Care 華潤堂 stores in Hong Kong and the Chinese Mainland.

For the year under review, the retail industry was buoyant with strong consumer sentiment. Consumers became more receptive to the premium perceived value and quality products. Increasing recognition of the Chinese Arts & Crafts 中藝 brand and its private labels as well as revamped store displays contributed to the increase in sales of jewelry and arts and craft products, which has continued to support the increase in turnover and profitability of Chinese Arts & Crafts 中藝 for the year with overall same store turnover growth of 7.1%.

Rising health awareness amongst the local community has increased the market demand of traditional Chinese medicine and health food. For the year under review, the increase in sales of certain premium products delivered strong contribution to the increase in turnover and the operating margin of CR Care 華潤堂, which recorded remarkable overall same store turnover growth of 22.8%. Despite the cost pressure from escalating store rentals and labor costs, the CR Care 華潤堂 operation recorded a turnaround in profitability for 2007.

Beverage

The beverage division reported turnover and attributable profit for 2007 of HK$13,304 million and HK$303 million respectively, representing an increase of 40.7% and 74.1% over 2006.

Beer Operation

The beer operation reported turnover and attributable profit for 2007 of HK$12,345 million and HK$239 million respectively, representing an increase of 40.7% and 57.2% over 2006. The sales volume of beer in 2007 rose by 30.7% to approximately 6,935,000 kiloliters, including organic growth of 18.6%. In particular, sales volume of our national brand "SNOW" reached 5,120,000 kiloliters, representing 73.8% of the total sales volume and impressive growth of 68.6%. The increase in sales volume was mainly contributed by organic growth with a notable sales volume increase in the Liaoning, Jiangsu, Beijing/Tianjing and Zhejiang regions, driven by successful brand integration through initiatives in the "SNOW" promotion and market distribution. On the other hand, the Chinese Mainland economy continued to grow vibrantly and the increase in consumer income further boosted the market demand of beer.

For the year under review, the Group had further enriched product mix in most of the regions so as to cater for the increasingly demanding consumer taste. The increase in average selling price per kiloliter compensated for the increase in production cost; and overall gross profit margin remained comparable. However, considerable investment was expended on building sales distribution channels and popularity of the "SNOW" brand during preliminary market expansion in certain regions. As a result, the increase in average selling and distribution expenses per kiloliter offset the contribution of sales volume increment to profitability.

The Group increased the equity interest in its existing 14 brewery companies in Sichuan by 38% and a brewery factory in Guizhou by 100% through the completion of the acquisition of the entire interest in 藍劍（集團）有限責任公司 (Blue Sword (Group) Company Limited) in April 2007. The increase in attributable profit of the Sichuan region to the Group further boosted profitability of the division, offsetting the loss incurred by new breweries that were acquired or commenced operation in the year under review.

As at the end of December 2007, the Group operated nearly 60 breweries in the Chinese Mainland with an annual production capacity of approximately 10 million kiloliters. With a strategic move to reinforce the Group's market position and to supplement the operations in existing and target regions, the Group continued to expand its production capacity through acquisitions, investments in greenfield breweries and capacity upgrade of existing breweries. During the year, the Group completed the acquisition of a 90% interest in 安徽聖力釀酒有限公司 (Anhui Shengli Brewery Company Limited), a 100% interest in 內蒙古巴特罕酒業股份有限公司 (Inner Mongolia Batehan Brewery Company Limited) and 湖南興華啤酒有限責任公司 (Hunan Xinghua Brewery Company Limited), a 80% interest in 遼寧鴨綠江啤酒集團有限公司 (Liaoning Yalujiang Brewery Company Limited), and the related brewing assets in 葫蘆島菊花啤酒有限公司 (Huludao Juhua Brewery Company Limited) as well as 安徽皖啤釀造有限公司

(Anhui Wanpi Brewery Company Limited) with a total production capacity of 705,000 kiloliters to further complement its existing operations in Anhui, Inner Mongolia, Liaoning, Hunan and the nearby regions.

As the economy of the Chinese Mainland maintains its rapid growth and domestic consumption increases, it is expected that the beer market will continue to expand. Being the largest brewer in the Chinese Mainland, the Group will strengthen its geographical coverage, increase production capacity and enhance operational efficiency so as to capitalize on the growing market demand for beer.

Purified Water Operation

The purified water operation, with "C'estbon 怡寶" purified water as its major product, reported turnover and attributable profit for 2007 of HK$959 million and HK$64 million respectively, representing an increase of 41.0% and 190.9% over 2006. The completion of the Group's acquisition of the 49% minority interest in the purified water business in May 2007, together with the operational improvements, explained the surge in attributable profit of the year.

The sales volume of purified water in 2007 rose by 31.0% to approximately 1,074,000 kiloliters, with bottle water and barrel water rose by 40.8% and 19.8% to approximately 615,000 kiloliters and 459,000 kiloliters respectively. This is a strong demand for purified water in the mainland market. Through active launch of promotional campaigns, local popularity of "C'estbon 怡寶" brand was spread nationwide. With the distribution network expanded from Guangdong to other districts including Sichuan, Nanjing and Beijing, the operation recorded satisfactory increase in sales volume as well as turnover and profitability.

Looking forward, to strengthen its competitive advantage, the Group will be prudently expanding into new markets and undertaking merger and acquisition to maintain growth in market share.

Food Processing and Distribution

The food processing and distribution division reported turnover and attributable profit for 2007 of HK$7,381 million and HK$531 million respectively, representing an increase of 21.2% and 22.1% over 2006. Excluding the disposal gain of certain equity interests in non-core investment in the year, attributable profit of the division for 2007 increased by 8.3%.

Through securing supply, marketing of new products as well as expansion in the mainland market, frozen food, aquatic products and other assorted foodstuff distribution reported satisfactory growth in both turnover and attributable profit. However, cost pressure from tight supply of mainland livestock, high transportation cost and appreciation of Renminbi had lowered the attributable profit from the livestock distribution business for the year under review. The increasingly competitive environment in Hong Kong live pig market following the opening up of the mainland pig imports in July 2007 and volatile pig prices will continue to pose pressure on the profitability of the foodstuff distribution operation. Underpinned by the Group's strong premium brand image as high quality fresh meat provider, its competitive expertise and supply chain management, the operation is expected to be in a favorable position to compete with the other authorized agents.

Despite high fuel costs, the marine fishing and aquatic products processing operation reported notable growth in turnover and attributable profit for the year under review. This was mainly contributed by the approximate 39% increase in sales volume as well as a rise in gross profit margin from enhanced catching capability. Further, regular on-site review of fishing fleet fuel utilization and cost saving measures were implemented to keep the production costs under control.

Supported by its competitive edge in sourcing, slaughtering and fresh meat production, the division accelerated its investments in the mainland meat processing business targeting the major cities. Both Shenzhen and Shanghai operations reported satisfactory results for the year under review. The newly acquired Hangzhou operation also provided further profitability momentum. The Group will continue to capture investment opportunities in the branded food distribution in the Chinese Mainland in the foreseeable future.

Textile

Turnover and attributable profit of the textile division for 2007 were HK$4,713 million and HK$144 million respectively, representing an increase of 5.8% and 136.1% over 2006. Excluding the disposal gain of an associated company and the after-tax effect of revaluation of investment properties, attributable profit of the division for 2007 increased by 106.8%.

Turnover growth in 2007 for the division was mainly attributable to the increase in sales of yarn products. Through the Group's focus on technology upgrade over the past few years, the production and sales of high-end yarn products with better competitiveness and margins have increased. However, rising production costs such as direct material, labor and utility during the year affected the profitability. Due to the turnaround in profitability of a weaving factory in Jiangsu Province, the spinning and weaving operation recorded an improvement in the operating results for the year. Moreover, the one-off worker compensation incurred in 2006 adversely affected the profitability for the same year.

Nevertheless, high labor costs and rising alert of domestic environmental protection will continue to impact the textile industry in the Chinese Mainland. To uplift our competitive advantage under the increasingly competitive operating environment, the division's focus on technology upgrade and product mix rationalization by increasing the proportion of quality high-end products will remain unchanged.

Investment Property

The investment property division, which mainly comprises retail property rental segment, reported turnover for 2007 of HK$375 million, representing an increase of 7.4% over 2006. Attributable profit for 2007 amounted to HK$648 million. Excluding the after-tax valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of approximately HK$408 million (2006: approximately HK$432 million), attributable profit of the division for 2007 increased by 11.6%.

Retail rentals continued to edge up during the year under review. Given the robust economy and the growing number of visitor arrivals, the increase in local and tourist spending sustained an upward trend for retail sales, which drove up retail rentals.

For the year under review, our retail properties located in Tsimshatsui and Causeway Bay were fully let out with satisfactory increment in rentals. JD Mall, the newly redeveloped multi-storey retail property at Jordan with occupancy rate reaching 60% in March 2008, provided further growth impetus to the Group's retail property segment.

Backed by the operating expertise in retail properties in Hong Kong, our property division has started its shopping mall operation in the Chinese Mainland since 2006, part of its space is for our supermarket use. The mall 江門新の城 at Jiangmen and the new shopping mall at Kaiping already recorded satisfactory occupancy rates.

Petroleum and Related Products Distribution

The disposal of the entire interest in the Group's petroleum distribution business in Hong Kong was completed in June 2007. Turnover and attributable profit contribution of the division up to the disposal date amounted to HK$10,610 million and HK$2,582 million respectively.

Investments and Others

Attributable profit for 2007 amounted to HK$429 million (2006: HK$421 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance in 2007.

FINANCIAL REVIEW

Capital and Funding

As at 31 December 2007, the Group's consolidated cash and bank balance amounted to HK$8,443 million. The Group's borrowings as at 31 December 2007 were HK$12,447 million with HK$4,944 million repayable within 1 year, HK$7,468 million repayable after 1 year but within 5 years and HK$35 million repayable after 5 years. Committed borrowing facilities available to the Group, but not drawn as at 31 December 2007 amounted to approximately HK$1,300 million.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 13.3% as at 31 December 2007 (31 December 2006: 7.1%).

The Group's principal assets, liabilities, revenue and payments are denominated in Hong Kong dollars, Renminbi and US dollars. As at 31 December 2007, 33.7% of the Group's cash deposit balances was held in Hong Kong dollars, 45.5% in Renminbi and 17.0% in US dollars; whereas 49.7% of the Group's borrowings was denominated in Hong Kong dollars and 40.3% in Renminbi with 7.7% in US dollars.

Taking into account of the Group's strong cash position and relatively low gearing ratio, management believes that the volatility of current credit and financial market arising from the subprime crisis in the United States has no direct significant impact on the Group's source of financing and the Group is expected to have sufficient working capital to finance its operations and capital expenditures in the years to come.

Pledge of Assets

As at 31 December 2007, assets with a carrying value of HK$248 million (31 December 2006: HK$153 million) were pledged for total borrowings of HK$272 million (31 December 2006: HK$214 million).

Contingent Liabilities

The Group did not have any material contingent liabilities as at 31 December 2007.

CORPORATE GOVERNANCE

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the successful growth of the Company and the enhancement of shareholders' value. The Company is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasising a quality board, accountability to all stakeholders, open communication and fair disclosure.

The Company has adopted the Corporate Governance Practice Manual which incorporates almost all the Code Provisions and, where appropriate, recommended best practices of the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("CG Code").

Throughout the year ended 31 December 2007, the Company has complied with all the Code Provisions in the CG Code, with deviations from Code Provision A.4.1 and E.1.2 of the CG Code. All Directors (including Executive and Non-Executive Directors) are not appointed for a fixed term. The Board does not believe in any arbitrary term of office and would like to retain sufficient flexibility to organise the composition of the Board to serve the needs of the Group. The Articles of Association of the Company require that all Directors are subject to re-election by shareholders of the Company at the annual general meeting following their appointment and at least every three years on a rotation basis. The Directors to retire shall be those who have been longest in office since their election or re-election. A retiring Director is eligible for re-election. Due to important business appointments overseas, Mr. Song Lin was not in Hong Kong on 31 May 2007 and therefore could not attend the annual general meeting of the Company held on that day. The Managing Director and either the chairman or at least one member of the audit committee, compensation committee and nomination committee attended the annual general meeting to ensure effective communication with the shareholders of the Company.

The Company has exceeded the requirements under the Listing Rules and the CG Code in various areas of its corporate governance practices. Since November 2002, to enable the shareholders to appraise the operations and performance of the Group, the Group has been releasing quarterly financial highlights and operating review. The Company also exceeded the minimum requirements under the Listing Rules relating to the appointment of at least three Independent Non-Executive Directors with six Independent Non-Executive Directors. Two of our Independent Non-Executive Directors have appropriate accounting qualifications, which also exceeds the requirement of the Listing Rules. Throughout the year of 2007, the Company has maintained the proportion of its Independent Non-Executive Directors to at least one third of the total members of the Board.

PURCHASE, SALES OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

EMPLOYEES

As at 31 December 2007, the Group, excluding its associated companies, has a staff size around 125,000, amongst which more than 94% being employed in the Chinese Mainland, whilst the rest were mainly in Hong Kong and overseas. Remuneration packages are assessed in accordance to the nature of jobs duties, individual performance and market trends with built-in merit components, paid in the form of cash bonuses.

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 31 March 2008

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting, Mr. Li Fuzuo and Mr. Du Wenmin. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Dr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2007
CLOSURE OF REGISTER OF MEMBERS

The board of directors of China Resources Enterprise, Limited (the "Company") has today declared a final dividend for the year ended 31 December 2007 of HK$0.30 per share payable to shareholders of the Company whose names appear on the register of members of the Company on Monday, 26 May 2008.

The register of members will be closed from Monday, 26 May 2008 to Thursday, 29 May 2008, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Tricor Standard Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 23 May 2008.

Dividend warrants will be despatched to shareholders on or about Friday, 13 June 2008.

This announcement is also available for viewing on the designated website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and on the website of the Company at www.cre.com.hk.

By Order of the Board
China Resources Enterprise, Limited
LEE Yip Wah, Peter
Company Secretary

Hong Kong, 31 March 2008

As at the date hereof, the Executive Directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The Non-Executive Directors are Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting, Mr. Li Fuzuo and Mr. Du Wenmin. The Independent Non-Executive Directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Dr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

Hong Kong Economic Journal 1/4/2008

華潤創業有限公司
China Resources Enterprise, Limited

(於香港註冊成立的有限公司)
(股份代號：291)

截至二零零七年十二月三十一日止年度末期股息
暫停辦理股份過戶登記手續

華潤創業有限公司(「本公司」)董事會於今日宣佈派發截至二零零七年十二月三十一日止年度末期股息每股港幣0.30元，股息將派付予於二零零八年五月二十六日(星期一)名列本公司股東名冊之股東。

本公司將於二零零八年五月二十六日(星期一)至二零零八年五月二十九日(星期四)(包括首尾兩天)暫停辦理股份過戶登記手續。為符合收取末期股息之資格，所有填妥之股份過戶表格連同有關股票，最遲須於二零零八年五月二十三日(星期五)下午四時三十分前，交回本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

股息單將於二零零八年六月十三日(星期五)前後寄發予股東。

本公告亦可於香港交易及結算所有限公司的指定網站www.hkexnews.hk及本公司的網站www.cre.com.hk覽閱。

承董事局命
華潤創業有限公司
公司秘書
李業華

香港，二零零八年三月三十一日

於本公告日期，本公司的執行董事為宋林先生(主席)、陳樹林先生(董事總經理)、王群先生(副董事總經理)、劉百成先生(副董事總經理)及鄺文謙先生(副董事總經理)；非執行董事為閻飈先生、蔣偉先生、王帥廷先生、李福祚先生及杜文民先生；獨立非執行董事則為陳普芬博士、黃大寧先生、李家祥博士、鄭慕智博士、陳智思議員及蕭炯柱先生。

END